Exhibit 99.2

[Chordiant Software, Inc. Letterhead]

October 31, 2000

Re: Notice of Option Assumption and Conversion

Dear White Spider Stock Option Holder:

You previously were granted an option dated [_______] to purchase shares of common stock of White Spider Software, Inc. ("White Spider") under the White Spider Software Inc. 2000 Stock Incentive Plan (hereinafter, your "White Spider Option"). Effective July 19, 2000, White Spider was acquired by Chordiant Software, Inc. ("Chordiant"). The Merger was carried out under terms and conditions agreed to by the parties in a Stock Purchase Agreement, dated July 19, 2000 (the "Merger Agreement"). This letter provides you with information regarding what happens to your White Spider Option. Please note that you will not be able to exercise your White Spider Option until the Company has filed a Form S-8 with the Securities Exchange Commission. Once the Form S-8 has been filed, you will receive more detailed information about the terms of White Spider Options in the form of a question and answer prospectus.

1. Number of Shares and Exercise Price. As originally granted and prior to any exercise by you, your White Spider Option dated [_______] included the following terms:

Number of White Spider shares: _______

Exercise price per share: $_______

As a result of the Merger and in accordance with the terms of the White Spider Technologies, Inc. 2000 Stock Incentive Plan (the "White Spider Plan") each unexpired and unexercised White Spider Option was assumed by Chordiant and automatically converted into an option to purchase shares of Chordiant common stock. No action was required of you.

To reflect the difference between the relative values of White Spider common stock prior to the Merger and the Chordiant common stock now subject to your White Spider Option, a proportional adjustment to the number of shares and exercise price per share under the unexercised portion of your White Spider Option has also been made. The Merger Agreement specifies a formula for determining a ratio, referred to as the "Applicable Fraction," which will apply for purposes of making these adjustments. The Applicable Fraction equals .074012776ths.

Specifically, the number of unexercised White Spider shares subject to your White Spider Option immediately prior to the Merger was multiplied by the Applicable Fraction, to determine the number of Chordiant shares subject to your assumed White Spider Option after the Merger. The per share exercise price of your White Spider Option prior to the Merger was divided by the Applicable Fraction to determine the new per share exercise price of your assumed White Spider Option. In making this adjustment, the adjusted number of shares was rounded down to the nearest whole number of shares of Chordiant Common Stock, and the adjusted exercise price was rounded up to the next whole cent, both to the extent necessary.

Accordingly, as adjusted, the unexercised portion of your White Spider Option now has the following terms:

Number of Chordiant shares: _______

Exercise price per share: $______

2. Vesting. Your adjusted White Spider Option continues to vest according to its original terms. You have not lost any vesting credit for the period you rendered services to White Spider, and you will continue to vest in your assumed White Spider option for so long as you render services to Chordiant or one of its subsidiaries.

3. Other Terms and Conditions. All of the other terms and conditions of your White Spider Option will remain the same.

You will not be issued a new option agreement for your assumed White Spider Option, which already has been assumed and converted as described above. We simply request that you sign this letter to acknowledge that you have received this information about the terms of your White Spider Option, as assumed by Chordiant.

Please be aware that neither the assumption of your White Spider Option nor this letter is intended to constitute a promise or agreement of employment, and neither should be interpreted to prohibit either you or Chordiant from terminating your employment or services at any time, with or without cause.

We believe that the Merger presents an exciting opportunity for both companies. The conversion of your White Spider Option to purchase shares of Chordiant common stock allows you to participate in the financial rewards of this new joint enterprise. If you have any questions regarding the conversion of White Spider Options, please contact Cary G. Morgan, Vice President, Chordiant Systems, Inc., 20400 Stevens Creek Blvd., Suite 400 Cupertino, CA 95014, phone number: (408) 517-6162. We would appreciate if you would confirm receipt of this letter by signing and returning the enclosed copy of this letter to Cary G. Morgan at Chordiant by ____________, 2000.

Sincerely,

Chordiant Systems, Inc.

_______________________________________

Received and Acknowledged:

Optionee

Date: